FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                         For the month of January, 2003

                        Commission File Number: 333-07654


                                  ENDESA, S.A.
                 (Translation of Registrant's Name into English)

                            Principe de Vergara, 187
                               28002 Madrid, Spain
                     (Address of principal executive office)

        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                         Form 20-F     X            Form 40-F
                                     -----                    -----

      Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                            Yes                        No       X
                                     -----                    -----


      Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

                            Yes                        No       X
                                     -----                    -----

          Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                            Yes                        No       X
                                     -----                    -----

  If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A
                                                        ---

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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                      ENDESA, S.A.

Dated: January 16, 2003                      By: /s/ Jacinto Parinete
                                                ----------------------------
                                             Name: Jacinto Pariente
                                             Title: Manager of North America
                                             Investor Relations


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                                                              Investor Relations


New York, 16th January, 2003. Enersis and Endesa Chile adjust the book value of their investments in Argentina and Brazil in order to carry out their financial strengthening plans in a better shape.

The adjustments have practically no impact on the accounts of Endesa (NYSE:ELE), as the company has been adjusting the value of its Latin American investments over time following the depreciation of the local currencies.



For additional information please contact Jacinto Pariente, North America Investor Relations Office, Phone # 212 750 7200 http://www.endesa.es